Metalla Files Final Base Shelf Prospectus

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 1, 2020

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces that it has filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and the Registration Statement, when made effective, will enable the Company to make offerings of up to C$200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement remain effective.

Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used to finance the future purchase of streams and royalties, and for working capital purposes. The Company filed the Shelf Prospectus and the Registration Statement to enhance its financial flexibility but has no intentions to undertake an offering.  The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com, and copies of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of the Shelf Prospectus and the Registration Statement may also be obtained by contacting the President and Chief Executive Office of the Company at 543 Granville Street, Suite 501, Vancouver, British Columbia V6C 1X8.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (the "forward-looking statements"), within the meaning of applicable Canadian and United States securities legislation, including information pertaining any potential future offering(s) of securities pursuant to the Base Shelf Prospectus (and the use of proceeds therefrom),. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, commodity prices, changing foreign exchange rates and actions by government and regulatory authorities and misjudgments in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, as well as those factors discussed in the section entitled "Risk Factors" in the Base Shelf Prospectus and in the section entitled "Risk Factors" in our base shelf prospectus dated May 1, 2020 and filed with the Canadian Securities Administrators and the SEC, which may be viewed at www.sedar.com and www.sec.gov, respectively. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.